SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

General Cable Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

1.00% SENIOR CONVERTIBLE NOTES DUE 2012
(Title of Class of Securities)

369300AJ7 and 369300AK4
(CUSIP Number of Class of Securities)

Robert J. Siverd
Executive Vice President, General Counsel and Secretary
General Cable Corporation
4 Tesseneer Drive
Highland Heights, Kentucky 41076-9753
(859) 572-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Alan H. Lieblich, Esquire Jeffrey M. Taylor, Esquire Blank Rome LLP One Logan Square Philadelphia, Pennsylvania 19103-6998 Telephone: (215) 569-5500	John D. Lobrano, Esquire Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Telephone: (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$415,921,875	$23,208.44

(1)	For purposes of calculating the filing fee pursuant to Sections 13(e)(3) and (5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rules 0-11(a)(4) and (b)(2) promulgated thereunder, the Transaction Valuation was calculated based upon the average of the bid and asked price of the 1.00% Senior Convertible Notes due 2012 in the over-the-counter market as of October 22, 2009.

(2)	The filing fee, calculated in accordance with Section 13(e)(3) of the Exchange Act, is equal to $55.80 for each $1,000,000 of the aggregate Transaction Value, and, as set forth below, has been offset as provided in Section 13(e)(3) by $23,208.44, representing the registration fees paid under Section 6(b) of the Securities Act of 1933, as amended, with respect to this transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,208.44

Form or Registration No.: Form S-4 (File No. 333-162688)

Filing Party: General Cable Corporation

Date Filed: October 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) initially filed by General Cable Corporation, a Delaware corporation (the “Company”) on October 27, 2009. The Schedule TO relates to an offer (the “Exchange Offer”) by the Company to exchange $925 principal amount of the Company’s new Subordinated Convertible Notes due 2029 (the “2029 Notes”) for each $1,000 principal amount of the Company’s 1.00% Senior Convertible Notes due 2012 (the “2012 Notes”), upon the terms and subject to the conditions set forth in the preliminary prospectus dated October 27, 2009 (the “Prospectus”) and the related letter of transmittal. The Company will also pay in cash accrued and unpaid interest on 2012 Notes accepted for exchange from the last interest payment date to, but excluding, the date on which the exchange of any 2012 Notes that are accepted for exchange is settled. As of the date of the Prospectus, the aggregate principal amount of 2012 Notes outstanding was $475,000,000. If all of the 2012 Notes are accepted for exchange pursuant to the Exchange Offer, $439,375,000 aggregate principal amount of 2029 Notes will be issued.

The Prospectus forms part of the Company’s Registration Statement on Form S-4 (File No. 333-162688), initially filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2009 (the “Registration Statement”), relating to the 2029 Notes (and shares of the Company’s common stock, $.01 par value per share (the “Common Stock”), that may be received upon the conversion of the 2029 Notes in accordance with the terms and conditions thereof) to be issued in respect of 2012 Notes which have been accepted for exchange in the Exchange Offer. The Exchange Offer is subject to the general conditions discussed in the Prospectus under “The Exchange Offer — Conditions to the Exchange Offer.” In addition, the Exchange Offer is conditioned upon the Registration Statement having been declared effective and not being subject to a stop order or any proceeding for that purpose. The Exchange Offer is also conditioned on at least $100,000,000 in aggregate principal amount of the 2012 Notes being validly tendered and not validly withdrawn upon the expiration of the Exchange Offer. The Exchange Offer will expire at midnight, New York City time, on December 11, 2009, unless earlier terminated or extended by the Company.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(c)(3) and (d)(2) promulgated under the Securities Exchange Act of 1934, as amended. To the extent noted, information set forth in the Registration Statement is incorporated by reference in response to the items included in this Schedule TO, except those items as to which information is specifically provided herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus under the headings “Questions and Answers About the Exchange Offer” and “Summary—Summary of the Exchange Offer” is incorporated herein by reference in response to this Item, except that the Exchange Offer will expire at midnight, New York City time, on December 11, 2009, unless further extended or earlier terminated by the Company. The Exchange Offer previously had been scheduled to expire at midnight, New York City time, on November 24, 2009.

Item 4.	Terms of the Transaction.

(a) Material Terms.  The information contained in the Prospectus under the headings “Questions and Answers About the Exchange Offer,” “Summary—Summary of the Exchange Offer,” “The Exchange Offer,” “Description of the 2029 Notes,” “Comparison of the 2029 Notes to the 2012 Notes” and “Material U.S. Federal Income Tax Considerations” and in the related letter of transmittal, is incorporated herein by reference in response to this Item, except that the Exchange Offer will expire at midnight, New York City time, on December 11, 2009, unless further extended or earlier terminated by the Company. The Exchange Offer previously had been scheduled to expire at midnight, New York City time, on November 24, 2009.

Item 10.	Financial Statements.

(a) Financial Information.  The ratios of earnings to fixed charges and preferred dividends included in the Prospectus under the headings “Selected Historical Financial Information” and “Ratio of Earnings to Combined Fixed Charges and Preferred Dividends” and the financial statements and other information set forth in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 2,

2009 are, in each case, incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov. The book value per share of the Common Stock as of October 2, 2009 was $21.55.

Item 12.	Exhibits.

(a)(1)(i)	Prospectus, dated October 27, 2009 (incorporated herein by reference to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(iii)	Form of Notice of Withdrawal (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(iv)	Press Release, dated October 27, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated October 27, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(a)(1)(v)	Press Release, dated November 10, 2009 (incorporated herein by reference to Exhibit 99 to the Company’s Current Report on Form 8-K, dated November 10, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(a)(4)(i)	Exhibit (a)(1)(i) is incorporated herein by reference.
(a)(4)(ii)	Exhibit (a)(1)(iv) is incorporated herein by reference.
(a)(4)(iii)	Text of the website that is being maintained at http://www.dfking.com/generalcable.
(b)	None.
(d)(i)	Indenture governing the 1.00% Senior Convertible Notes due 2012, dated as of October 2, 2007, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated October 2, 2007).
(d)(ii)	First Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of October 31, 2007, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated October 29, 2007).
(d)(iii)	Second Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of April 18, 2008, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated April 18, 2008).
(d)(iv)	Third Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of September 2, 2009, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated August 28, 2009).
(d)(v)	Form of Indenture by and between the Company and U.S. Bank National Association, as Trustee, governing the 2029 Notes (incorporated herein by reference to Exhibit 4.8 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(g)	None.
(h)	Tax opinion of Blank Rome LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL CABLE CORPORATION

By:	/s/ Robert J. Siverd
Name:     Robert J. Siverd

Title:	Executive Vice President, General Counsel and Secretary

Date: November 10, 2009

EXHIBIT INDEX

(a)(1)(i)	Prospectus, dated October 27, 2009 (incorporated herein by reference to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(iii)	Form of Notice of Withdrawal (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(iv)	Press Release, dated October 27, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated October 27, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(a)(1)(v)	Press Release, dated November 10, 2009 (incorporated herein by reference to Exhibit 99 to the Company’s Current Report on Form 8-K, dated November 10, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(a)(4)(i)	Exhibit (a)(1)(i) is incorporated herein by reference.
(a)(4)(ii)	Exhibit (a)(1)(iv) is incorporated herein by reference.
(a)(4)(iii)	Text of the website that is being maintained at http://www.dfking.com/generalcable.
(b)	None.
(d)(i)	Indenture governing the 1.00% Senior Convertible Notes due 2012, dated as of October 2, 2007, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated October 2, 2007).
(d)(ii)	First Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of October 31, 2007, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated October 29, 2007).
(d)(iii)	Second Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of April 18, 2008, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated April 18, 2008).
(d)(iv)	Third Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of September 2, 2009, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated August 28, 2009).
(d)(v)	Form of Indenture by and between the Company and U.S. Bank National Association, as Trustee, governing the 2029 Notes (incorporated herein by reference to Exhibit 4.8 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(g)	None.
(h)	Tax opinion of Blank Rome LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).